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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 21 October 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

Ines Watson - Assistant Secretary
Tel + 44 (0)20 7802 4176

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.
1.	Name of company BHP BILLITON PLC			2.	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES, INC.
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFICATION BY THE CAPITAL GROUP COMPANIES, INC. ON BEHALF OF ITS AFFILIATES			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE SCHEDULE B ANNEXED HERETO
5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed 27,469,624	8.	Percentage of issued class 1.113%

9.	Class of security ORDINARY US$0.50		10.		Date of transaction 15 OCTOBER 2004	11.	Date company informed 19 OCTOBER 2004
12.	Total holding following this notification 144,748,094			13.	Total percentage holding of issued class following this notification 5.865%

14.	Any additional information ANNOUNCEMENT TRIGGERED BY AFFILIATES DECREASING THEIR INTEREST (SEE SCHEDULE A ANNEXED HERETO)			15.	Name of contact and telephone number for queries INES WATSON +44 (0)20 7802 4176
16.	Name and signature of authorised company official responsible for making this notification INES WATSON, ASSISTANT SECRETARY, BHP BILLITON PLC
Date of notification 20 OCTOBER 2004

Schedule of holdings in BHP Billiton Plc as of 15 October 2004

BHP Billiton Plc

Schedule A

Number of Percent of
Shares Outstanding
The Capital Group Companies, Inc. ("CG") holdings 144,748,094 5.865%
Holdings by CG Management Companies and Funds:

Capital Guardian Trust Company 45,073,576 1.826%

Capital International Limited 48,799,439 1.977%

Capital International S.A 16,815,351 0.681%

Capital International, Inc. 11,888,701 0.482%

Capital Research and Management Company 22,171,027 0.898%

Schedule of holdings in BHP Billiton Plc as of 15 October 2004

BHP Billiton Plc

Schedule B

Capital Guardian Trust Company

Registered Name                                                                                                       Local Shares
Bank of New York Nominees	1,297,778
Bank of New York 3 Birchin Lane London EC3V 9BY UK
Bankers Trust	1,244,307
59 1/2 Southmark Street 2nd Floor London SEI 0HH UK
Barclays Bank	376,859
Barclays Global Securities Services 8 Angel Court London EC2R 7HT UK
BT Globenet Nominees Ltd.	350,085
1 Appold Street Broadgate London EC2A 2HE UK
Chase Nominees Limited	19,373,604
Woolgate House Coleman Street London EC2P 2HD UK
Citibank	35,300

Citibank London	23,502
11 Old Jewry London EC2R 8D8 UK

Registered Name                                                                                                       Local Shares
HSBC Bank plc	27,772
Securities Services, Mariner House Pepys Street London EC3N 4DA
JP Morgan Chase Bank	622,000

Mellon Bank N.A.	157,100
London Branch London United Kingdom
Mellon Nominees (UK) Limited	2,171,300
150 Buchanan Street Glasgow G1 2DY United Kingdom
Midland Bank plc	7,168,294
5 Laurence Poutney Hill EC4R 0E, United Kingdom
MSS Nominees Limited	16,310
Midland Bank plc Mariner House, Pepys London EC3N 4DA
Nortrust Nominees Limited	5,641,687
155 Bishopsgate London EC2M 3XS UK

Registered Name                                                                                                       Local Shares
Northern Trust	257,698
c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS UK
Royal Trust	31,600

Royal Bank of Scotland	88,405
Regents House, 42 Islington High Street London N1 8XL UK

ROY Nominees Limited	32,596
71N Queen Victoria Street London Ec4V 4DE UK
State Street Bank & Trust Co	110,738

State Street Nominees Limited	6,046,641
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	45,073,576

Schedule of holdings in BHP Billiton Plc as of 15 October 2004

Capital International Limited

Registered Name                                                                                                       Local Shares
Bank of New York Nominees	12,476,587
Bank of New York 3 Birchin Lane London EC3V 9BY
Bank One London	542,673

Barclays Bank	721,236
Barclays Global Securities Services 8 Angel Court London EC2R 7HT
Bankers Trust	386,263
59 1/2 Southwark Street 2nd Floor London SE1 0HH
Chase Nominees Limited	7,673,772
Woolgate House Coleman Street London EC2P 2HD
Citibank London	794,406
11 Old Jewry London EC2R 8D8 UK
Citibank NA	253,894
Toronto
Clydesdale Bank plc	567,780

Registered Name                                                                                                       Local Shares
Deutsche Bank AG	1,688,279
23 Great Winchester Street London EC2P 2AX UK
HSBC Bank plc	1,106,617
Securities Services, Mariner House Pepys Street London EC3N 4DA
JP Morgan Chase Bank	444,900

KAS UK	257,800
Kass Associate P O Box 178 1000 AD Amsterdam
Lloyds Bank	141,712
Central Settlement Section Branches Stock Office 34 Threadneedle Street London
Mellon Bank N.A.	704,239
London Branch London UK
Mellon Nominees (UK) Limited	724,769
150 Buchanan Street Glasgow G1 2DY UK
Midland Bank plc	313,159
5 Laurence Poutney Hill EC4R 0E UK

Registered Name                                                                                                       Local Shares
Morgan Guaranty	239,032
83 Pall Mall London SW1Y 5ES UK
MSS Nominees Limited	380,400
Midland Bank plc Mariner House, Pepys London EC3N 4DA
National Westminster Bank	476,122

Northern Trust AVFC	388,632
South Africa
Northern Trust	2,466,947
c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M3XS
Nortrust Nominees	6,315,237
155 Bishopsgate London ECM 3XS UK
Royal Bank of Scotland	3,738,469
Regents House, 42 Islington High St London N1 8XL UK
State Street Australia Limited	27,300
Australia

Registered Name                                                                                                       Local Shares
State Street Bank & Trust Co	4,541,487

State Street Nominees Limited	1,427,727
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	48,799,439

Schedule of holdings in BHP Billiton Plc as of 15 October 2004

Capital International S.A.

Registered Name                                                                                                       Local Shares
Barclays Bank	1,515,247
Barclays Global Securities Services 8 Angel Court London EC2R 7HT
Bank of New York Nominees	19,700
Bank of New York 3 Birchin Lane London EC3V 9BY

Brown Bros	169,046
One Mellon Bank Center Pittsburg, PA 15258
Chase Nominees Limited	2,867,295
Woolgate House Coleman Street London EC2P 2HD
Citibank London	91,124
11 Old Jewry London EC2R 8D8 UK
Citibank NA	66,633
Toronto
Credit Suisse London Branch	112,155
24 Bishopsgate London EC2N 4BQ UK

Registered Name                                                                                                       Local Shares
Deutsche Bank AG	524,409
23 Great Winchester Street London EC2P 2AX UK
HSBC Bank plc	755,657
Securities Services, Mariner House Pepys Street London EC3N 4DA
JP Morgan	7,810,796

Lloyds Bank	18,400
Central Settlement Section Branches Stock Office 34 Threadneedle Street London

Midland Bank plc	1,816,911
5 Laurence Poutney Hill EC4R 0E United Kingdom
Morgan Stanley	111,205

National Westminster Bank	123,900

Nortrust Nominees Limited	82,386
155 Bishopsgate London EC2M3XS

Registered Name                                                                                                       Local Shares
Pictet & Cie	96,600
Geneva
RBSTB Nominees Ltd	286,700
67 Lombard Street London EC3 3DL UK
Royal Bank of Scotland	200,906
Regents House, 42 Islington High St London N1 8XL UK
State Street Bank & Trust Co	98,581

State Street Nominees Limited	47,700
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	16,815,351

Schedule of holdings in BHP Billiton Plc as of 15 October 2004

Capital International, Inc.

Registered Name                                                                                                       Local Shares
Bank of New York Nominees	803,848
Bank of New York 3 Birchin Lane London EC3V 9BY
Bankers Trust	22,991
59 1/2 Southwark Street 2nd Floor London SE1 0HH
Brown Bros	418,302
One Mellon Bank Center Pittsburgh, PA 15258
Chase Nominees Limited	3,099,310
Woolgate House Coleman Street London EC2P 2HD
Citibank	32,147

Citibank London	79,205
11 Old Jewry London EC2R 8D8 UK
Citibank NA	391,544
Toronto

Registered Name                                                                                                       Local Shares
HSBC Bank plc	236,500
Securities Services, Mariner House Pepys Street London EC3N 4DA
JP Morgan Chase Bank	740,000

Midland Bank plc	388,814
5 Laurence Poutney Hill EC4R 0E UK
Northern Trust	49,889
C/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS
Nortrust Nominees Limited	370,498
155 Bishopsgate London EC2M3XS
Royal Bank of Scotland	342,969
Regents House, 42 Islington High St London N1 8XL UK
RBSTB Nominees Ltd	71,795
67 Lombard Street London EC3 3DL UK
State Street Bank & Trust Co	470,488

Registered Name                                                                                                       Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	4,370,401
Total	11,888,701

Schedule of holdings in BHP Billiton Plc as of 15 October 2004

Capital Research and Management Company

Registered Name                                                                                                       Local Shares
Chase Nominees Limited	20,671,027
Woolgate House Coleman Street London EC2P 2HD
State Street Nominees Limited	1,500,000
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Total	22,171,027

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 21 October 2004